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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

AUTONOMY CORPORATION PLC

Commission File No: 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        On each of November 5, 2002, November 6, 2002, November 11, 2002, November 12, 2002, November 13, 2002, November 14, 2002, November 15, 2002, November 19, 2002, November 21, 2002, November 27, 2002, and November 28, 2002, the Company issued a release through the London Stock Exchange's Registered News Service in accordance with the Listing Rules of the United Kingdom Listing Authority, announcing details of purchases by the Company of its own shares for cancellation. Copies of the releases are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits
99.1	Releases issued on each of November 5, 2002, November 6, 2002, November 11, 2002, November 12, 2002, November 13, 2002, November 14, 2002, November 15, 2002, November 19, 2002, November 21, 2002, November 27, 2002, and November 28, 2002, announcing details of purchases by the Company of its own shares for cancellation.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: December 11, 2002	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

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AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Releases issued on each of November 5, 2002, November 6, 2002, November 11, 2002, November 12, 2002, November 13, 2002, November 14, 2002, November 15, 2002, November 19, 2002, November 21, 2002, November 27, 2002, and November 28, 2002, announcing details of purchases by the Company of its own shares for cancellation.

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SIGNATURES
AUTONOMY CORPORATION PLC INDEX TO EXHIBITS